EXHIBIT 99.1

Alio Gold Announces Voting Results of Annual General and Special Shareholders Meeting

VANCOUVER, British Columbia, June 28, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), reports the voting results from its annual general and special meeting of shareholders held today in Vancouver, British Columbia (the “Meeting”). Each of the matters voted upon at the Meeting is described in detail in the Company’s Information Circular dated May 27, 2019, which is available on the Company’s website at, www.aliogold.com, and on SEDAR and EDGAR.

AGM Results

All matters outlined in the management proxy circular were approved. In addition to approving amendments to the Company’s stock option plan (votes for: 97.59%; votes against: 2.41%) and approving unallocated entitlements under the stock option plan (votes for: 97.68%; votes against 2.32%), shareholders also approved the re-election of all directors nominated in the 2019 management information circular. A total of 43,382,308 common shares or 51.21% of the issued and outstanding common shares were represented in person or by proxy at the meeting. Detailed results are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Mark D. Backens	29,900,059	98.39%	490,808	1.61%
George Brack	29,852,330	98.23%	538,538	1.77%
Stephen Lang	29,805,456	98.07%	585,412	1.93%
John Mansanti	29,851,101	98.22%	539,766	1.78%
Paula Rogers	29,827,847	98.15%	563,020	1.85%
David Whittle	29,858,886	98.25%	531,980	1.75%

In addition, at the Meeting, the appointment of Deloitte LLP, Chartered Accountants, as auditors was also approved (votes for: 98.84%; votes withheld: 1.16%).

The formal report on voting results with respect to all maters voted upon at the Meeting will be filed on SEDAR at www.sedar.com.

The Company thanks long-standing board members Jose Vizquerra and Bryan Coates for their years of service to the Company including their important leadership as committee chairs and Mr. Coates’ significant contribution as board chair.  The Company also thanks Tim Baker for his brief but valuable contribution.

About Alio Gold

Alio Gold is a gold mining company, focused on production, exploration and development of gold mining projects in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Source: ALO

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

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